Laura Nicholson

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. St. NE

Washington, D.C. 20549

Dear Ms. Nicholson:

In regards to your request to provide additional information about the changes included in the Company’s 20-F/A Annual Report Amendment #1 as filed on EDGAR on October 7, 2009, please find below a list of changes in the Amended Annual Report.

·

3 Amended Property Agreements have been filed as exhibits;

·

A discussion of the terms of each of the Amended Property Agreements has been added to the 20-F text under Item 10.C, Material Contracts. The amended agreements are listed as “i”, “j”, and “k” on Page 61.

·

The List of Exhibits in Item 19 has been amended to include each of the 3 Amended Property Agreements.

Sincerely,

Ian Beardmore

Chief Financial Officer